Part III: Manner of Operations

Item 19: Fees

a. *Identify and describe any fees or charges for use of the NMS Stock ATS services, including the type of fees (e.g., subscription, connectivity), the structure of the fees (e.g., fixed, volume-based, transaction-based), variables that impact the fees (e.g., types of securities traded, block orders, form of connectivity to the ATS), differentiation among types of Subscribers (e.g., broker-dealers, institutional investors, retail) and range of fees (e.g., high and low).*

Brokerage Customers are charged commissions for all executions effected through IBKR, including executions in the ATS. Such subscribers may select between a cost-plus ("Unbundled") commission model (which involves a base commission plus the pass-through of any venue fee or rebate (e.g., any "maker/taker" fee or rebate)) and a fixed-rate ("Bundled") commission model. Customers are free to elect the Bundled or Unbundled commission model at their discretion, and may switch (*i.e.*, change from Bundled to Unbundled or vice versa) that election at any time.

With the exception of IBKR's Affiliate IBKR Financial Services, AG (which pays no commission for fills in the ATS), IBKR Affiliates and other Unbundled customers pay a base commission rate (distinct from the venue fee or rebate) ranging from $0.0005 to $0.005/share. IBKR's standard commission rates for Unbundled customers vary based on customer volume.

In the Bundled model, IBKR charges customers a fixed rate commission that covers the majority of exchange and regulatory fees, although certain fees are passed-through to the customers. Bundled customers pay commission rates ranging from $0.0013 to $0.01/share for fills in the ATS.

Brokerage Customers may negotiate Bundled and Unbundled commission rates with IBKR. IBKR typically takes into account anticipated volume and totality of the business relationship (e.g., whether a customer anticipates engaging in margin trading or stock loan activities) in such negotiations.

IBKR and its Affiliates do not charge Liquidity Providers any fees in connection with their use of the ATS (e.g., no commissions or connectivity fees). Liquidity Providers are responsible for any connectivity fees or other costs associated with their use of the ATS (i.e., fees not charged by IBKR and its Affiliates).

b. *Identify and describe any fees or charges for use of the NMS Stock ATS services that are bundled with the Subscriber's use of non-ATS services or products offered by the Broker-Dealer Operator or its Affiliates, including a summary of the bundled services and products, the structure of the fee, variables that impact the fee, differentiation among types of Subscribers, and range of fees.*

In both the Bundled and Unbundled commission models, IBKR charges a per share fee that covers the bundled use of IBKR's order routing and execution services, including, but not limited to, the Trading Products and the ATS. Except as

1

described in Item 19(c) below, the per share fee IBKR charges a given Brokerage Customer is the same for executions resulting on any trading center (although, for Unbundled customers, the venue fee or rebate "passed-through" varies by trading center).

Brokerage Customers may negotiate Bundled and Unbundled commission rates. IBKR typically takes into account anticipated volume and totality of the business relationship (e.g., whether a customer anticipates engaging in margin trading or stock loan activities) in such negotiations.

c. *Identify and describe any rebate or discount of fees or charges required to be identified in Items 19(a) and 19(b), including the type of rebate or discount, structure of the rebate or discount, variables that impact the rebate or discount, differentiation among types of Subscribers, and range of rebate or discount.*

Except as noted below, IBKR does not charge ~~Unbundled customers~~**Brokerage Customers** a venue fee or pay ~~Unbundled customers a~~**Brokerage Customers a** venue rebate for fills in the ATS ~~against Liquidity Providers~~**(whether such Brokerage Customer has elected Bundled or Unbundled pricing)**.

~~Where a Bundled or Unbundled Brokerage Customer's non-directed liquidity-removing order executes in the ATS against another Brokerage Customer's liquidity-adding order (i.e., an order directed to the ATS by that other Brokerage Customer), IBKR pays the liquidity-removing customer a "rebate" of $0.0001/share (as a venue rebate for the Unbundled customer and as a discount off the fixed commission for a Bundled customer). Notwithstanding the foregoing, Bundled customers that have negotiated their commission rate do not receive the $0.0001/share rebate. All Unbundled customers, including those with negotiated commission rates, receive the $0.0001/share rebate.~~

In certain instances, the IBKR SOR will re-route a non-marketable customer limit order resting on another market center to the ATS. Where that customer order receives an execution in the ATS, the customer will, to the extent it has elected Unbundled pricing, receive the rebate the customer would have received had its order been executed at the relevant national securities exchange. In the event the liquidity-taking contra-side order is associated with a customer that has elected Unbundled pricing, that customer will be charged the venue fee it would have paid had its order been executed on the national securities exchange on which the liquidity-making contra-side order had been resting (prior to being routed into the ATS).